Filed pursuant to Rule 425

Registration Nos. 811-23674

811-23676

811-23679

811-23680

811-23682

811-23677

811-23685

811-23675

811-23684

811-23671

811-23670

811-23689

811-23690

811-23691

811-23693

Puerto Rico Residents Bond Fund I	Tax-Free High Grade Portfolio Bond Fund for Puerto Rico Residents, Inc.
Puerto Rico Residents Tax-Free Fund II, Inc.	Tax-Free High Grade Portfolio Bond Fund II for Puerto Rico Residents, Inc.
Puerto Rico Residents Tax-Free Fund III, Inc.	Tax-Free High Grade Portfolio Target Maturity Fund for Puerto Rico Residents, Inc.
Puerto Rico Residents Tax-Free Fund V, Inc.	Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc.
Tax-Free Fixed Income Fund III for Puerto Rico Residents, Inc.
Tax-Free Fixed Income Fund V for Puerto Rico Residents, Inc.
Tax-Free Fixed Income Fund VI for Puerto Rico Residents, Inc.
GNMA & US Government Target Maturity Fund for Puerto Rico Residents, Inc.
US Mortgage-Backed & Income Fund for Puerto Rico Residents, Inc.
Tax Free Fund II for Puerto Rico Residents, Inc.
Tax Free Target Maturity Fund for Puerto Rico Residents, Inc.

CERTAIN PUERTO RICO CLOSED-END FUNDS ANNOUNCE
STRATEGIC REVIEW OF FUND STRUCTURE

May 20, 2026, San Juan, Puerto Rico — The funds listed above (each, a “Fund” and together, the “Funds”), each a Puerto Rico unlisted closed-end fund registered under the Investment Company Act of 1940, as amended, each announced today that, in connection with ongoing reviews of options to provide better liquidity, value, and operational efficiencies for Fund shareholders, a determination has been made to pursue an alternative to the existing closed-end fund structure. Accordingly, the Board of Directors of each Fund is conducting a thorough evaluation of a merger with an open-end fund. Unlike a closed-end fund, an open-end fund generally allows shareholders to redeem (or sell back to the fund) their shares at the fund’s net asset value per share on a daily basis. This provides a direct path to liquidity for the selling shareholder that is not currently available in the Funds’ closed-end fund structure.

Each Fund currently believes that merging with an open-end fund may present the most favorable option for Fund shareholders. Implementing such a merger would be subject to a final analysis by a Board, including with respect to its Fund’s portfolio composition and liquidity, regulatory requirements, tax implications, required regulatory approvals and the long-term viability of the surviving open-end fund following the merger. Such a merger would also require Fund shareholder approval.

After Board approval of any merger, next steps would include the surviving open-end fund’s filing of a registration statement with the U.S. Securities and Exchange Commission (“SEC”) that would describe the proposed merger. The registration statement would include a proxy statement for the respective closed-end Fund shareholders to vote on the merger and would also constitute an offering document for the shares to be issued by the surviving open-end fund to the closed-end Fund shareholders if the merger is approved. Once the registration statement is effective with the SEC, each participating Fund would call a shareholder meeting and send the proxy statement/prospectus to its shareholders. Other relevant documents may also be filed with the SEC. Investors will be able to obtain free copies of these documents.

If a Fund is not able to obtain the required shareholder approval for a merger, its respective Board intends to examine other strategic alternatives in an effort to provide enhanced liquidity to shareholders at, or as close as possible to, net asset value.

The Funds remain steadfast in their commitment to seek to maximize shareholder value and liquidity. Information regarding any proposed merger or related determinations will be communicated as appropriate.

For further information, please contact: Patricia Duque telephone number (787) 522-6776.

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Statements made in this release that look forward in time involve risks and uncertainties. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in a Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of a Fund’s investment adviser to attract or retain key employees, inability of a Fund to implement its investment strategy, inability of a Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.

In connection with the potential Fund mergers described herein, a surviving open-end fund would file a registration statement on Form N-14 that would include a proxy statement for the target closed-end Fund(s) and would constitute a prospectus of the surviving fund. Other relevant documents may also be filed with the SEC in connection with a merger. No offering of securities will be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be distributed to shareholders of a target closed-end Fund. Investors are urged to read the registration statement, joint proxy statement/prospectus and other documents filed with the SEC carefully and in their entirety if and when they become available because they will contain important information about the potential mergers. Investors will be able to obtain copies of these documents (if and when they become available), free of charge, on the SEC’s website at www.sec.gov.

This statement is not intended to and shall not constitute an offer to buy and sell or any solicitation of any offer to buy and sell any securities, or a solicitation of any vote or approval, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.